Exhibit 99.6

To Our Shareholders

The second quarter of fiscal 2010 report is highlighted by new developments in all of the Company’s lead clinical programs. More specifically, the modifications to the ongoing ELND005 Phase 2 clinical trial and the reporting of top line data from the TT-223 clinical trial.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

On December 15, 2009, Elan and Transition announced modifications to ELND005 Phase II clinical trials in Alzheimer’s disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study will continue unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study will be modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group. We continue to work closely with Elan on the completion of the Phase 2 clinical trial of ELND005 in mild to moderate patients and are evaluating the best suited clinical development path forward in amyloid beta related indications including early Alzheimer’s disease.

TT-223 – Diabetes:

Transition and its development partner Eli Lilly are evaluating gastrin based therapies in two clinical trials in type 2 diabetes patients.

The first is a Phase 2a clinical trial of gastrin analogue, TT-223, in approximately 80 type 2 diabetes patients. Subsequent to the quarter end, we announced top line results in which once-daily treatment with the highest dose of TT-223 provided a statistically significant reduction in baseline HbA1c levels of 1.13% at 6 months following treatment in study completers. HbA1c is a key clinical efficacy endpoint for the approval of diabetes therapies which reflects a person’s average glucose level over approximately three months and is often used by doctors as a measure of glucose management. We are encouraged by these results which support the gastrin based approach to diabetes therapy. The progressive reduction in HbA1c levels six months after completion of treatment suggests potential disease-modifying properties of gastrin based therapies and differentiates them from other diabetes treatments available.

The second trial is a Phase 1b clinical study of gastrin analogue TT-223 in combination with a proprietary Lilly GLP-1 analogue, in approximately 140 type 2 diabetes patients. The patient enrolment stage of the trial has been completed. Once the Phase 1b trial is complete, Transition and Lilly will evaluate the data from both of trials to provide guidance on the next steps in the development of gastrin based therapies for type 2 diabetes.

TT-301/302 – Central Nervous System Disorders:

The second quarter was also highlighted by continued progress in the development of lead compounds TT-301 and TT-302 toward the clinic. These compounds target the inhibition of proinflammatory cytokines, such as IL-1 and TNF-alpha in the brain. IND enabling studies are being performed and assuming positive outcomes, the first Phase I study is expected to commence by the first half of calendar 2010.

OUTLOOK

Looking ahead in calendar 2010, we expect to report clinical results from all of our lead development programs. For ELND005, at mid-year we will report data from our current Phase 2 clinical trial and outline next steps in the clinical development of the drug candidate. We will also report data from the TT-223 combination clinical trial and identify a lead product for later stage clinical development. In addition, our anti-neuroinflammatory lead drug candidate will enter the Phase I studies this year as this technology is positioned to emerge as a future growth and value driver for the Company.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.